Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-4 and related Prospectus of Alliance One International, Inc. for the registration of $315,000,000 11% Senior Notes due 2012 and $100,000,000 12  3/4% Senior Subordinated Notes due 2012 and to the incorporation by reference therein of our report dated June 10, 2005, with respect to the consolidated financial statements and schedules of Alliance One International, Inc., Alliance One International, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Alliance One International, Inc., included in its Annual Report on Form 10-K for the year ended March 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Raleigh, North Carolina
December 15, 2005